SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                      TO

Commission file number 0-11559

AMERICANWEST BANK 401(K) RETIREMENT SAVINGS PLAN

(Full Title of the Plan)

AMERICANWEST BANCORPORATION

41 West Riverside, Suite 400

Spokane, Washington 99201

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

AMERICANWEST BANK 401(K) RETIREMENT SAVINGS PLAN

INDEX

Page
Signatures	3

Financial Statements

Attached are the Plan’s financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA.	F-1 –F-11

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized.

AMERICANWEST BANK 401(K) RETIREMENT SAVINGS PLAN

Date:	June 28, 2005	By	/s/ ROBERT M. DAUGHERTY
Robert M. Daugherty
President and Chief Executive Officer,
Plan Sponsor and Plan Administrator

3

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of the

AmericanWest Bank 401(k) Retirement Savings Plan

Spokane, Washington

We have audited the accompanying statement of net assets available for benefits of the AmericanWest Bank 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the change in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

Spokane, Washington

May 26, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Trustees

AmericanWest Bank

Profit Sharing 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the AmericanWest Bank Profit Sharing 401(k) Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Moss Adams LLP

Everett, Washington

June 15, 2004

AmericanWest Bank

401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31,	2004	2003
Assets
Investments, at fair value
Money market funds	$18,219	$993,251
Mutual funds	5,148,755	3,248,496
Common collective trust	778,089	—
Common stock of AmericanWest Bancorporation	874,942	693,941

Total investments	6,820,005	4,935,688

Receivables:
Employer contributions	15,004	23,026
Participants’ contributions	40,294	68,217
Other	2,695	—

Total receivables	57,993	91,243

Net assets available for benefits	$6,877,998	$5,026,931

See accompanying summary of accounting policies and notes to financial statements.

AmericanWest Bank

401(k) Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2004	2003
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$341,012	$888,992
Interest and dividends	263,641	40,961

	604,653	929,953

Contributions:
Employer	522,504	278,569
Participants’	1,041,419	781,462
Rollovers from qualified plans	102,835	60,263

	1,666,758	1,120,294
Transfer from other plan	—	1,511,505

Total additions to net assets	2,271,411	3,561,752

Deductions from net assets attributed to:
Benefits paid to participants	391,000	570,775
Administrative expenses	29,344	—

Total deductions from net assets	420,344	570,775

Increase in net assets	1,851,067	2,990,977
Net assets available for benefits:
Beginning of year	5,026,931	2,035,954

End of year	$6,877,998	$5,026,931

See accompanying summary of accounting policies and notes to financial statements.

AmericanWest Bank

401(k) Retirement Savings Plan

Summary of Accounting Policies

Basis of Accounting	The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition	The Plan’s investments are stated at fair value based on quoted market prices. Mutual funds are valued at the net asset value of shares held by the Plan at year-end. The Plan’s investment in the common collective trust is stated at fair value, and represents the number of participation units owned by the Plan. Quoted market prices of the underlying investments are used to value each fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits	Benefits are recorded when paid.

Use of Estimates	The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties	The Plan provides for various investment options in combinations of mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

AmericanWest Bank

401(k) Retirement Savings Plan

Notes to Financial Statements

1.	Plan Description	The following description of the AmericanWest Bank 401(k) Retirement Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which became effective on January 1, 1978. The Plan was amended and restated effective January 1, 2004. The name of the Plan was changed from AmericanWest Bank Profit Sharing 401(k) Plan to AmericanWest Bank 401(k) Retirement Savings Plan on January 1, 2004. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Transfer From Other Plan

On July 31, 2002, AmericanWest Bank (“the Bank” or “the Company”), the Plan sponsor, completed its acquisition of 100% of the voting equity interest in Latah Bancorporation and its wholly owned subsidiary, Bank of Latah. In March 2003, the Bank terminated the 401(k) plan related to Bank of Latah and transferred $1,511,505 of the participants liquidated assets into the Plan.

Participation and Vesting

Effective January 1, 2004, the Plan provided for employees to be eligible to participate in the Plan after completing 6 months of service and attaining age 18. In addition, the Plan implemented a safe harbor contribution by which participant deferrals are matched 100% on deferrals up to 3% of participant compensation and 50% from 3% to 5% of participant compensation. Both employee deferrals and employer matching contributions are immediately 100% vested and all unvested balances became fully vested.

For the year ended December 31, 2003, the Plan generally covered all full-time employees of the Bank who had completed 1,000 hours of service and who had attained at least 18 years of age.

AmericanWest Bank

401(k) Retirement Savings Plan

Notes to Financial Statements

Participants gained 20% vesting of the profit sharing each year after two completed years of service, and became 100% vested after six years of service. All 401(k) employee contributions were immediately 100% vested.

Forfeitures

Forfeitures resulting from the non-vested portions of participants’ accounts who terminate prior to being fully vested are used to reduce future Company contributions. At December 31, 2004 and 2003, forfeitures totaled $16,536 and $13,233, respectively. No amounts were used to reduce contributions for the Plan years ended 2004 and 2003.

Contributions

Profit sharing contributions are made from Bank profits at the discretion of the Bank. In addition, effective January 1, 2004 the Bank will match participant deferrals 100% up to 3% of participant compensation and 50% from 3% to 5% of participant compensation. The 401(k) feature of the Plan allows participants to make contributions, through salary reduction, up to 50% of the participants’ compensation. Participants direct all contributions into the investment options covered under the Plan. The Bank made contributions of $522,504 during 2004 and $278,569 during 2003.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of the Bank’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

AmericanWest Bank

401(k) Retirement Savings Plan

Notes to Financial Statements

Payments of Benefits

Participants entitled to distributions due to retirement, death, disability, or termination of employment will receive a lump-sum payment which meets the requirements of the Internal Revenue Code.

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

Administrative Expenses

During 2004, substantially all of the investment advisory and management fees of the Plan were paid by the Plan. During 2003, the Bank paid all administrative expenses of the Plan (See Note 3).

2.	Investments	Individual investments that represent 5% or more of net assets available for benefits are as follows:

December 31,	2004	2003
Common Stock of AmericanWest Bancorporation	$874,942	$693,941
DFA Intl Small Cap Value	866,678	—
Gartmore Morley Stable Val	778,089	—
Dodge & Cox Stock	722,976	—
Vanguard Inter Term Bond	696,309	—
Growth Fund of America	660,676	—
Buffalo Small Cap Fund	582,802	—
JP Morgan Mid-Cap Value	567,231	—
DFA US Small Cap Value	531,483	—
T Rowe Price Mid Capital Growth	520,600	—
AIM Cash Reserve Shares	—	959,097
AIM Blue Chip Fund A	—	717,334
AIM Aggressive Growth Fund A	—	673,821
AIM Basic Value Fund A	—	571,946
American Funds Europacific Growth Fund A	—	477,198
AIM Balance Fund A	—	348,660
American Funds New Economy Fund A	—	348,226

AmericanWest Bank

401(k) Retirement Savings Plan

Notes to Financial Statements

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated), as follows:

Years ended December 31,	2004	2003
Mutual funds	$464,776	$687,268
Common collective trust	21,707	—
Common stock of AmericanWest Bancorporation	(145,471)	201,724

	$341,012	$888,992

3.	Related Party Transaction	During 2003, the Bank paid and provided certain administrative and accounting fees on behalf of the Plan. Plan expenses paid by the Bank during 2003 were approximately $15,000.

Certain plan investments are money market accounts managed by Charles Schwab. Charles Schwab is the custodian as defined by the Plan, therefore, these transactions qualify as party-in-interest transactions. Certain plan investments are shares in AmericanWest Bancorporation common stock. AmericanWest Bancorporation is the parent company of AmericanWest Bank, the plan sponsor, therefore, these transactions also qualify as party-in-interest transactions.

4.	Tax Status	The Internal Revenue Service ruled on September 4, 2001, that the Volume Submitter Profit Sharing 401(k) Plan (the prototype plan of Sterling Trust Company upon which the Plan is based) qualifies under Section 401(a) of the Internal Revenue Code (IRC) and the related trust is, therefore, not subject to tax under present income tax law. The Plan is required to operate in conformity with the IRC to maintain its qualification. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Supplemental Schedule

AmericanWest Bank

401(k) Retirement Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2004

EIN:	91-1259511
Plan Number:	002

(a)	(b) Identity of Issuer, Borrower Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Buffalo Small Cap Fund	Mutual Fund	**	$582,802
	DFA Intl Small Cap Value	Mutual Fund	**	866,678
	DFA US Small Cap Value	Mutual Fund	**	531,483
	Dodge & Cox Stock	Mutual Fund	**	722,976
	Gartmore Morley Stable Value	Common Collective Trust	**	778,089
	Growth Fund of America	Mutual Fund	**	660,676
	JP Morgan Mid-Cap Value	Mutual Fund	**	567,231
*	Schwab Government Money	Money Market	**	18,219
	T Rowe Price Mid Capital Growth	Mutual Fund	**	520,600
	Vanguard Inter Term Bond	Mutual Fund	**	696,309
*	AmericanWest Bancorporation	Common Stock	**	874,942

				$6,820,005

*	A party in interest as defined by ERISA

**	Cost omitted with respect to participant directed transactions under an individual account plan.